Shinhan Financial Group 2006 1Q Earnings Release

Shinhan Financial Group will release its 2006 first quarter Business results and hold an Earnings Conference at Korea Exchange on May 10, 2006. Our presentation materials and relevant financial statements will be available at the time of the conference on our website, www.shinhangroup.com. The Earnings Conference will be available on VoD (Video-on-Demand) on May 11, 2006.

1. Date: May 10, 2006 (Wednesday)

2. Time: 16:00 Seoul

3. Venue: Conference Room, 21st Floor, Korea Exchange, Youido, Seoul, Korea

4. Program: Presentation and Q&A session